Exhibit 21.1

CAPITAL SOUTHWEST CORPORATION
List of Subsidiaries

Name of Subsidiary	State of Incorporation

All Components, Inc.	Nevada
Balco, Inc.	Delaware
CapStar Holdings Corporation	Nevada
Humac Company	Texas
Media Recovery, Inc.	Nevada
The RectorSeal Corporation	Delaware
The Whitmore Manufacturing Company	Delaware